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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of December**, 2008**

Commission File Number **28980**

**ROYAL STANDARD MINERALS INC.**
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
________

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 8, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

# ROYAL STANDARD MINERALS INC.

## Retraction and Clarification
## Regarding the Wolfe County, Kentucky Coal Property

| | |
|---|---|
| **C.U.S.I.P. # 780919106** | TSX.V:RSM |
| **LISTED: STANDARD & POORS** | OTCBB:RYSMF |

*FOR IMMEDIATE RELEASE*

**ROYAL STANDARD MINERALS INC., "RSM", DECEMBER 4, 2008, HEATHSVILLE, VA,**

As a requirement of the TSX Venture Exchange, Royal Standard Minerals Inc. ("RSM" or the "Company") retracts its August 26, 2008 press release in its entirety, as it did not provide sufficient detail regarding the surface mine coal project in Wolfe County, Kentucky, USA (the "Wolfe County Project" or the "Project").  The Company is issuing this press release to provide further clarification with respect to the Wolfe County Project.

**Clarification Regarding the Project**

The viability of the Project for production is based on the available data obtained from benching of the coal seams and obtaining measurements at strategic locations within each drainage basin, as well as on historical productivity in the region.  The basins are developed as dendritic drainage basins within the coal fields; therefore the drainage patterns offer a number of primary sampling outcrop points that allow for a distribution of sample points.  The ridge lines are analogous to the fingers on one's hand with drainages within which the coal measures outcrop and are amenable to sampling.  In areas where the ridges are more than one-half mile wide they are normally drill-tested to establish continuity between the outcrop sample areas within the drainages. In this manner the resource potentials and the coal quality are confirmed within each drainage increment.  With respect to the Project, our current control has been established in this manner and along with strategic drill holes has provided information on thickness and coal quality.  Details of drilling results as well as trench and drainage sampling are set out below.

Once testing has been conducted in the manner described in the foregoing paragraph, the decision as to the potential for a project for future development is established, even before the permit application process begins.  If more data is required then additional drilling is implemented to acquire this data. Coal has been mined in the region of the Wolfe County Project for generations; field sampling and analysis of outcrop and drill hole sample analysis follow the historical values relative to btu and ash levels, moisture content and sulfur levels for the coal seams that exist within a given area.

No feasibility study or technical report, as those terms are defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), have yet been prepared in respect of the Wolfe County Project, but a technical report is currently in progress.  The potential risk of going into production without completing a feasibility study can be high; without such a study there would be considerable potential to underestimate important issues such as average coal quality, including ash, sulfur and BTU levels, recovery costs and efficiency and market prices for the coal, including mineability.  This would constitute a major concern because in the absence of a feasibility study there would be no way to accurately measure the downside risk of the project. With respect to the Wolfe County Project, the coal seams and the formations that host the coal are well understood; sampling and analysis of coal thickness and quality is generally easily completed and is compared to generations of coal mining experience, so risk regarding coal quality and thickness can be moderate.

At the outset of a project, a decision must be made as to the potential that could exist within a permitted area.  In the case of a potential strip operation such as the Wolfe County Project some additional risks include rock conditions that will affect mining rates and cost (this material is in outcrop) as well as the haul distance to the market and the type of mining equipment needed to achieve the minimum mine production rate on the project.  In the case of the Wolfe County Project, the property has a net of six (6) potentially mineable coal seams in the targeted section. The coal seams are well exposed and sampled within the permit area and with a thin-bedded, sandy-gray shale overburden, the Wolfe County Project coal could possibly be mined with a minimum of blasting and high-cost strip removal, which is an ideal mining condition that may result in lower operating costs.

In general, the extent of a detailed analysis of a coal resource must be done in conjunction with the State regulators in Kentucky, USA, who evaluate the resource distribution, thickness and quality during the permitting process.  This process is well known; hundreds of projects are conducted in this environment under these conditions.  At the Wolfe County Project, the drilling data within the current bonded increment of 55.4 acres includes three drill holes completed on the ridge line.  The results of this work has been confirmed by outcrop sampling. The drill sections indicated the presence of six (6) potentially mineable coal seams within the geologic section, with individual coal seam thickness averaging approximately two (2) feet. The coal section from highest elevation is the Fire Clay rider which is at a depth of 31 feet below the ridge surface followed by a section of gray sandstone and sandy shale to the Fire Clay coal seam that is located 29.33 feet below the Fire Clay rider seam.  The Whitesburg coal seam occurs 45.83 feet below the Fire Clay coal seam.  The geologic section between the Fire Clay and Whitesburg seams is a fine sandstone and a sandy shale that includes a black shale sequence.  The Cannel City coal seam occurs  38.67 feet below Whitesburg seam, the geologic section of gray shale and gray sandy shale.  The Grassy coal seams occur 45.17 feet below the Cannel City coal seam. The geologic section includes a sequence of gray shale and gray sandy shale.  The Vires coal seam occurs approximately 90 feet below the Grassy coal seam. The geologic section consists of a gray shale, gray sandy shale and gray sandstone.  The chemical analysis of the various coal seams are as follows:

| DH-CH1 | Fire Clay | 18.49% ash | 11,621 btu | 1.63% sulfur |
|---|---|---|---|---|
| | Whitesburg | 19.70% | 11,496 | 4.04% |
| | Cannel City | 4.04% | 14,135 | 2.72% |
| | Grassy | 4.74% | 14,137 | 2.12% |

The distribution of drill holes is in an arc pattern at the head of the hollow on the ridge tops. The drainage basin outcrop samples of the individual coal seams within the hollow follow a regular pattern of sampling within the basin. The density of sampling points is subject to the results of the coal quality and thickness distribution, i.e., if the coal quality and thickness results indicate a normal pattern of distribution the level of sampling is limited, indicating an acceptable correlation between sampling points. The results of this drilling indicated the distribution of coal seams and coal quality is generally in good agreement with the drainage outcrop sampling data. The results of the bench and trench samples for the lower-most coal seams are as follows:

| BTR | Whitesburg | 6.55 % ash | 13,706 btu | 1.45% sulfur |
|---|---|---|---|---|
| | Grassy | 4.20 % | 13,730 | 1.74% |
| | Grassy | 3.05% | 13,795 | 1.12% |
| | Grassy | 4.79% | 14,391 | 2.55% |
| | Vires | 8.97% | 14,258 | 1.34% |

The coal seams on the entire property (over 1,000 acres) have not had the drilling necessary to state with confidence the amount of coal in place for the project. However, the data acquired for the current bonded increment, which is based on the mine plan for the Project prepared by Alchemy Engineering LLC, was sufficient to provide an acceptable development plan on the Project for State of Kentucky regulators to approve the permit. Alchemy Engineering LLC is an independent consulting engineering frim based in Prestonsburg, Kentucky and was commissioned by RSM to prepare the mine plan submission. The mine plan was prepared solely for the State of Kentucky regulators for purposes of permit approval and was not prepared in accordance with NI 43-101. Additionally, the available geologic data, including the geologic maps completed by the Kentucky Geological Survey for each 71/2 minute scale (1":2,000') maps for all of the coal fields in the State of Kentucky, provides a very good source of useful data to establish the distribution of the various coal seams in place within a given area. The geologic maps were completed by State geologists utilizing field data, including actual measurements of coal seams in the field within specific drainage basins. The measured sections and the particular coal seams are identified on the maps. This data is also supported by any known drill-hole data from oil and gas drilling and prior coal exploration. Other useful data includes measured coal sections from mining activities that either have occurred or are occurring within the geologic quadrangle under study. On balance this information can be useful for the distribution of coal seam and thickness within a given area and becomes much more useful for coal distribution as further details from coal industry activities provide additional data to the distribution of a coal seam within a given area. In summary, the drill results and the mapping information coupled with the prior mining activities provide very useful information in regard to the potential of the Wolfe County Project.

The chemical analyses of the coal samples were completed by Mineral Labs, Inc. of Salyersville, Kentucky (www..minerallabs.com), which is one of the largest coal analytical laboratories in the State of Kentucky and is State-certified. Certificates of Analysis of outcrop coal indicate that the various coal seams from lower to higher in the coal section include the Vires, Grassy, Cannel City, Whitesburg, Fire Clay and the Fire Clay Rider, for a cumulative thickness exceeding 10 feet of total coal. The coal quality is generally a very high BTU level on a dry basis as follows:

| ASH CONTENT | SULFUR | BTU | MAFBTU |
|---|---|---|---|
| 2.12-6.97 | 0.73-2.55 | 13,624-14,500 | 14,184-15,115 |

All seams sampled, excluding the Fire Clay and Fire Clay Rider (these seams were not yet sampled in outcrop), are within this range of chemical analysis. Moisture results were high because of the proximity to outcrop.

**Current Status of the Project**

The permitting and bonding for the initial phases of the Project are in place. The Company purchased the permit-holder, Pick & Shovel ("P&S") and the permit transfer is expected to be made in the near future to Kentucky Standard Energy Company Inc.("KSEC"), the current (100%) owner and operator of the permit as indicated in the purchase agreement. The current bond for the first increment of the Project is in the name of KSEC and P&S. The next bond increment is expected to be in the name of KSEC. The MSHA mine ID is in the name of KSEC, the severance tax number is in the name of KSEC. All of the necessary surface equipment for a mining operation is in place according to Roland M. Larsen, a Qualified Person ("QP") under NI 43-101. It is emphasized here that any current decision to proceed with mining at the Wolfe County Project is not based on an acceptable feasibility study and the project is still subject to the risks outlined above.

Field inspections occurred in October and early November, 2008 by coal field engineers employed by certain coal purchasers in regard to the development of the Wolfe County Project. Potential purchases of coal from the Project would be on a "spot" market basis, with the possibility of going to longer term contracts in the near future, although this cannot be assured. The Company currently has a monthly "spot" market contract with Thoroughbred Coal Company of Lexington, Kentucky. The price for November coal production was set at US$93.50 per ton with coal quality specifications of 6.5% ash, 12,500 btu and 1.5% sulfur. If the coal shipped is below these specifications there will be deductions in coal price and price increases for better than the minimum specifications.

The potential quantity and grade of coal at the Project is conceptual in nature. There has been insufficient exploration to define a coal resource at the Project and it is uncertain if further exploration will result in the Project being delineated as a coal resource.

RSM is an exploration and development company with interests in coal and precious metals in the United States.

The economic viability of this project is uncertain and is contingent upon coal pricing and mining conditions that could affect the project economics.

Ronald M. Larsen, a QP, has read and approved the information in this press release.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

**Royal Standard Minerals Inc. cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.**

**For more information**
**Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132**
**Visit our website at Royalstandardminerals.com**